EXHIBIT 99.1

THIS LETTER OF TRANSMITTAL IS FOR USE IN CONNECTION WITH THE PLAN OF ARRANGEMENT INVOLVING NEXEN INC., CNOOC LIMITED AND CNOOC CANADA HOLDING LTD.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, EQUITY FINANCIAL TRUST COMPANY. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

FOR USE BY REGISTERED COMMON SHAREHOLDERS OF NEXEN INC.

Please read the instructions set out below carefully before completing this Letter of Transmittal.

TO:	NEXEN INC.
AND TO:	CNOOC LIMITED
AND TO:	CNOOC CANADA HOLDING LTD.
AND TO:	EQUITY FINANCIAL TRUST COMPANY, AS DEPOSITARY (the “Depositary”)

This Letter of Transmittal is for use by registered holders (“Common Shareholders”) of common shares (“Common Shares”) of Nexen Inc. (“Nexen”) in connection with the proposed plan of arrangement (the “Arrangement”) under the provisions of Section 192 of the Canada Business Corporations Act involving the acquisition of all of the outstanding Common Shares and cumulative redeemable Class A rate reset preferred shares, Series 2 (“Preferred Shares”) of Nexen by CNOOC Canada Holding Ltd. (the “Purchaser”), an indirect wholly-owned subsidiary of CNOOC Limited (“CNOOC”), pursuant to an arrangement agreement among Nexen, CNOOC and the Purchaser dated July 23, 2012 (the “Arrangement Agreement”), all as described in the information circular and proxy statement (the “Circular”) of Nexen dated August 16, 2012.

Capitalized terms used but not defined in this Letter of Transmittal have the meaning set out in the Circular.  Copies of the Arrangement Agreement, the Arrangement and the Circular are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov under Nexen’s profile.

This Letter of Transmittal is for use by registered holders of Common Shares only and is not to be used by beneficial holders of Common Shares (“Beneficial Shareholders”) or by holders of Preferred Shares. A Beneficial Shareholder does not have Common Shares registered in its name; rather, such Common Shares are held by an intermediary on its behalf. If you are a Beneficial Shareholder you should contact your intermediary for instructions and assistance in receiving the Consideration for such Common Shares.

Following the Effective Time, Common Shareholders will be entitled to receive, in exchange for each Common Share held, US$27.50 in cash, without interest (the “Consideration”).  Notwithstanding the foregoing, in accordance with the Arrangement, Nexen, the Purchaser or the Depositary shall be entitled to deduct and withhold from any amount payable to any Common Shareholder such amounts as Nexen, the Purchaser or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any other Law.  Furthermore, in accordance with the Arrangement, the Consideration may be adjusted in certain circumstances in connection with certain dividends or distributions (other than Permitted Dividends).

The Arrangement has been approved by the Common Shareholders, the Preferred Shareholders and the Court of Queen’s Bench of Alberta. Subject to the satisfaction of certain other conditions described in the Circular, including the receipt of all Key Regulatory Approvals, the Effective Time is anticipated to occur shortly following the receipt of all Key Regulatory Approvals. See the Circular for further details.

In order for Common Shareholders to receive the Consideration for their Common Shares, Common Shareholders are required to deposit the certificates representing the Common Shares held by them, along with a validly completed and duly executed Letter of Transmittal, with the Depositary.  This Letter of Transmittal, validly completed and duly signed, together with all other required documents, must accompany all certificates for Common Shares deposited for payment pursuant to the Arrangement.  Under no circumstances will interest accrue or be paid by Nexen, the Purchaser, CNOOC or the Depositary on the Consideration to persons depositing Common Shares with the Depositary, regardless of any delay in making any payment for the Common Shares. The Depositary will act as the agent of persons who have deposited Common Shares pursuant to the Arrangement for the purpose of receiving and transmitting the Consideration to such persons, and receipt of the Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares.

If you are a U.S. Shareholder (as defined below, Box “F”), you must complete a Form W-9, or the applicable Form W-8. See Instruction #13.

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than the addresses as set forth herein will not constitute a valid delivery. If Common Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction #4 and #12.

Common Shareholders who do not deliver their Common Share certificates and all other required documents to the Depositary on or before the second anniversary of the Effective Date will lose their right to receive any Consideration for their Common Shares.

DEPOSIT OF COMMON SHARE CERTIFICATES

Upon the Arrangement becoming effective, the undersigned hereby deposits with the Depositary for transfer in exchange for the Consideration, the enclosed certificate(s) representing Common Shares, details of which are as follows: (Please print or type)

DESCRIPTION OF COMMON SHARE CERTIFICATES DEPOSITED
Certificate Number(s)	Name in which Common Shares are Registered (Please fill in exactly as name(s) appear on certificate(s))	Number of Common Shares Represented by Certificate

TOTAL:

(If space is not sufficient, please attach a list in the above form.)

☐	Some or all of my Common Share certificates have been lost, stolen or destroyed. Pleasereview Instruction #7 for the procedure to replace lost or destroyed certificates. (Check box if applicable).

It is understood that, upon receipt of this Letter of Transmittal validly completed and duly signed, the certificate(s) representing the Common Shares deposited herewith (the “Deposited Shares”) and any other required documentation, and following the Effective Date, the Depositary will send to the undersigned, in accordance with the delivery instructions provided in Box “C”, or hold the same for pick-up as indicated in Box “B”, a cheque representing the Consideration.

The Arrangement provides that any certificate formerly representing Common Shares not duly surrendered on or before the second anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares of any kind or nature against or in Nexen, CNOOC or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or Nexen, as applicable.  Furthermore, the Arrangement provides that any payment made by way of cheque by the Depositary pursuant to the Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time, and any right or claim to payment under the Arrangement that remains outstanding on the second anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the Common Shareholder to receive the Consideration pursuant to the Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or Nexen, as applicable.

AUTHORIZATION

The undersigned registered holder(s) of the above listed Deposited Shares hereby:

1.
represents and warrants that the undersigned is, and will immediately prior to the Effective Time be, the legal owner of the Deposited Shares and has, and will immediately prior to the Effective Time have, good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims security interests and equities, together with all rights and benefits, and has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the certificates representing the Deposited Shares and that, when the Consideration is delivered, none of Nexen, the Purchaser, CNOOC or the Depositary or any their respective affiliates or successors will be subject to any adverse claim in respect of such Deposited Shares;

2.
represents and warrants that the surrender of the undersigned's Deposited Shares complies with applicable laws and that the information provided herein is true, accurate and complete as of the date hereof;

3.	represents and warrants that the undersigned will not transfer or permit to be transferred any of the Deposited Shares except pursuant to the Arrangement;

4.	acknowledges receipt of the Circular;

5.
covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing the Deposited Shares for the Consideration;

6.	acknowledges that the covenants, representations and warranties of the undersigned contained herein shall survive the completion of the Arrangement;

7.	acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary;

8.
acknowledges that the Depositary will act as the agent of persons, including the undersigned, who have deposited Common Shares pursuant to the Arrangement for the purpose of receiving and transmitting the Consideration to such persons, and receipt of the Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares;

9.
acknowledges that Nexen, the Purchaser and/or CNOOC may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to (i) stock exchanges or securities regulatory authorities, (ii) the Depositary, (iii) any of the parties to the Arrangement, and (iv) legal counsel to any of the parties to the Arrangement;

10.
acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned; and

11.
by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Arrangement will be determined by the Purchaser in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on Nexen, the Purchaser, CNOOC, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.

The undersigned hereby revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to such Deposited Shares.

The undersigned surrenders to the Purchaser, effective at the Effective Time, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes the Purchaser lawful attorney of the undersigned, with the full power of substitution to deliver the certificate(s) representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of Nexen.

Following completion of the Arrangement, the undersigned hereby directs and instructs the Depositary to issue or to cause to be issued the cheque representing the Consideration for the Deposited Shares promptly after the Effective Time and to mail such cheque by first-class mail posted prepaid, to the undersigned or to hold such cheque for pick-up in accordance with instructions given herein.  If no address is provided by the undersigned in this Letter of Transmittal, the undersigned acknowledges and agrees that a cheque will be forwarded to the last address of the undersigned as it appears on the register of Nexen maintained by the Transfer Agent.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En utilisant la version anglaise de la présente lettre d'envoi, le soussigné est réputé avoir demandé que tout contrat attesté par l'arrangement, tel qu'il est accepté au moyen de cette lettre d'envoi, de même que tous les documents qui s'y rapportant soient rédigés exclusivement en anglais.

If the Arrangement is not completed or does not proceed, the enclosed certificate(s) representing the Deposited Shares will be returned forthwith to the undersigned in accordance with the delivery instructions in this Letter of Transmittal, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the register of Nexen maintained by the Transfer Agent.

It is acknowledged and understood that the undersigned will not receive payment in respect of the Deposited Shares until the certificate(s) representing the Deposited Shares, if applicable, owned by the undersigned are received by the Depositary at one of the addresses set forth below, together with such additional documents as the Depositary may require, and until the same are processed for payment by the Depositary. It is further acknowledged and understood that the undersigned shall not be entitled to receive any consideration with respect to the Deposited Shares other than the Consideration to which the undersigned is entitled in accordance with the Arrangement and, for greater certainty, the undersigned will not be entitled to receive any interest, dividends, premium or other payment in connection with the Arrangement. The undersigned further represents and warrants that the payment of the Consideration in respect of Deposited Shares will completely discharge any obligations of CNOOC, the Purchaser, Nexen and the Depositary with respect to the matters contemplated by this Letter of Transmittal.

The certificate(s) described above are enclosed and the Common Shareholder irrevocably deposits the above-mentioned certificates for the Deposited Shares in exchange for the Consideration to which such holder is entitled pursuant to the Arrangement. The Common Shareholder transmits the certificate(s) described above representing the Deposited Shares to be dealt with in accordance with this Letter of Transmittal. Beneficial Shareholders should contact their intermediary (i.e. broker, investment dealer, trust company, bank or other registered holder) for instructions and assistance in receiving the Consideration for their Common Shares.

This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

PLEASE COMPLETE BOX “A” AND EITHER BOX “B” OR BOX “C”. SEE INSTRUCTION #6 BELOW.

BOX “A”	BOX “B”

ISSUE CHEQUE IN THE NAME OF:	PICK-UP INSTRUCTIONS

(to be completed by all Common Shareholders)	☐

(please print or type)	HOLD the cheque FOR PICK-UP at the office of the
Depositary where the Common Shares were deposited.

(Name)

(Street Address and Number)

BOX “C”

SEND CHEQUE
(City and Province or State)	(unless BOX “B” is checked) TO:

(please print or type)
(Country and Postal (or Zip) Code)

(Name)
(Telephone - Business Hours)

(Street Address and Number)
(Tax Identification, Social Insurance
or Social Security Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

BOX “D”	BOX “E”

SIGNATURE GUARANTEE	SIGNATURE
(to be completed by all Common Shareholders)
Signature guaranteed by:
(if required under Instruction #1)	Date:

Authorized Signature of Guarantor	Signature of Common Shareholder or Authorized
Representative (See Instruction #4)

Name of Guarantor (please print or type)	Name of Common Shareholder (please print or type)

Address of Guarantor (please print or type)	Taxpayer Identification, Social Insurance or Social Security Number of Common Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

Area Code and Telephone Number (please print or type)	Daytime telephone number of Common Shareholder or Authorized Representative

Daytime facsimile number of Common Shareholder or Authorized Representative

BOX “F” Indicate whether you are a U.S. Shareholder (as defined below) or are acting on behalf of a U.S. Shareholder. (to be completed by all Common Shareholders - please check the appropriate box)

☐	The owner signing below represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder;

OR

☐	The owner signing below represents that it is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any Common Shareholder that is either (i) providing an address in Box “A” that is located within the United States or any territory or possession thereof, or (ii) a “U.S. person” for United States federal income tax purposes as defined in Instruction #13 below. If you are a U.S. person or are acting on behalf of a U.S. person, then in order to avoid backup withholding of U.S. federal income tax you must provide a complete Form W-9 included below or otherwise provide certification that the U.S. person is exempt from backup withholding, as provided in the instructions (See Instruction #13).  If you are not a U.S. Shareholder as defined in (ii) above, but you provide an address that is located within the United States, you must complete an appropriate Form W-8.

Form **W-9**
(Rev. December 2011)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

Name (as shown on your income tax return)

Business name/disregarded entity name, if different from above

Check appropriate box for federal tax classification:
☐ Individual/sole proprietor ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶

☐ Exempt payee

☐ Other (see instructions) ▶

Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on the "Name" line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number

_ _ _ – _ _ – _ _ _ _

Employer identification number

_ _ – _ _ _ _ _ _ _

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 4.

Sign Here **Signature of U.S. person** ▶ **Date** ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2. Certify that you are not subject to backup withholding, or
3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners' share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

Cat. No. 10231X Form **W-9** (Rev. 12-2011)

Form W-9 (Rev. 12-2011) Page 2

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

- The U.S. owner of a disregarded entity and not the entity,
- The U.S. grantor or other owner of a grantor trust and not the trust, and
- The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Also see *Special rules for partnerships* on page 1.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name/disregarded entity name" line.

Partnership, C Corporation, or S Corporation. Enter the entity's name on the "Name" line and any business, trade, or "doing business as (DBA) name" on the "Business name/disregarded entity name" line.

Disregarded entity. Enter the owner's name on the "Name" line. The name of the entity entered on the "Name" line should never be a disregarded entity. The name on the "Name" line must be the name shown on the income tax return on which the income will be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a domestic owner, the domestic owner's name is required to be provided on the "Name" line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on the "Business name/disregarded entity name" line. If the owner of the disregarded entity is a foreign person, you must complete an appropriate Form W-8.

Note. Check the appropriate box for the federal tax classification of the person whose name is entered on the "Name" line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate).

Limited Liability Company (LLC). If the person identified on the "Name" line is an LLC, check the "Limited liability company" box only and enter the appropriate code for the tax classification in the space provided. If you are an LLC that is treated as a partnership for federal tax purposes, enter "P" for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter "C" for C corporation or "S" for S corporation. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the "Name" line) is another LLC that is not disregarded for federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the "Name" line.

Form W-9 (Rev. 12-2011) Page 3

Other entities. Enter your business name as shown on required federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name/ disregarded entity name" line.

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the "Exempt payee" box in the line following the "Business name/ disregarded entity name," sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following payees are exempt from backup withholding:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2. The United States or any of its agencies or instrumentalities,

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5. An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6. A corporation,

7. A foreign central bank of issue,

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9. A futures commission merchant registered with the Commodity Futures Trading Commission,

10. A real estate investment trust,

11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

12. A common trust fund operated by a bank under section 584(a),

13. A financial institution,

14. A middleman known in the investment community as a nominee or custodian, or

15. A trust exempt from tax under section 664 or described in section 4947.

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 9
Broker transactions	Exempt payees 1 through 5 and 7 through 13. Also, C corporations.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 5
Payments over $600 required to be reported and direct sales over $5,000 [1]	Generally, exempt payees 1 through 7 [2]

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see *Limited Liability Company (LLC)* on page 2), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at *www.ssa.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: *A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.*

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, below, and items 4 and 5 on page 4 indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the "Name" line must sign. Exempt payees, see *Exempt Payee* on page 3.

Signature requirements. Complete the certification as indicated in items 1 through 3, below, and items 4 and 5 on page 4.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

Form W-9 (Rev. 12-2011) Page **4**

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner [3]
6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*
For this type of account:	**Give name and EIN of:**
7. Disregarded entity not owned by an individual	The owner
8. A valid trust, estate, or pension trust	Legal entity [4]
9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC	The partnership
12. A broker or registered nominee	The broker or nominee
13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or "DBA" name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships* on page 1.

***Note.** Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: *spam@uce.gov* or contact them at *www.ftc.gov/idtheft* or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE
“APPLIED FOR” IN THE SPACE FOR THE “SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER” ABOVE.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either: (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Centre or Social Security Administration Office; or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 28% of all reportable consideration to be delivered to me thereafter may be withheld until I provide a number.

(Signature of Shareholder)	(Date)

INSTRUCTIONS

1.	Guarantee of Signatures

The signature guarantee on this Letter of Transmittal is not required if: (a) this Letter of Transmittal is signed by the registered owner(s) of the Deposited Share certificate(s) transmitted by this Letter of Transmittal, unless the cheque representing Consideration is to be delivered to a person other than the registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Nexen maintained by the Transfer Agent, or (b) the Deposited Shares are transmitted for the account of a Canadian chartered bank, a United States commercial bank, a Canadian or United States trust company, a member of a recognized stock exchange in Canada, the Investment Industry Regulatory Organization of Canada, a registered national securities exchange in the United States or the National Association of Securities Dealers Inc. (each, an “Eligible Institution”). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution, by a member of a recognized Medallion Guarantee Program (Securities Transfer Association Medallion Program, Stock Exchange Medallion Program or New York Stock Exchange Inc. Medallion Signature Program) or in some other manner satisfactory to the Depositary. See also Instruction #4.

2.	Delivery of Letter of Transmittal and Certificates

This Letter of Transmittal is to be completed by the holder of the certificate(s) representing Deposited Shares submitted with this Letter of Transmittal. Certificates of all physically delivered Deposited Shares, as well as a properly completed and duly executed Letter of Transmittal in the appropriate form, should be received by the Depositary at one of the addresses set forth on the last page hereof in order to facilitate prompt delivery of the Consideration commencing on or after the Effective Date. The method of delivery of the certificate(s) representing Deposited Shares is at the option and risk of the person transmitting the certificate(s). Nexen, CNOOC and the Purchaser recommend that these documents be delivered by hand to the Depositary and a receipt be obtained for the documents or, if mailed, that registered mail be used (with proper insurance and an acknowledgment of receipt requested).

3.	Inadequate Space

If the space provided in this Letter of Transmittal is inadequate, the certificate number(s) and the number of Deposited Shares represented by the certificate(s) should be listed on a separate list attached to this Letter of Transmittal, which separate list must be signed by the Common Shareholder.

4.	Signatures on Letter of Transmittal, Powers and Endorsements

If this Letter of Transmittal is signed by the registered owner of the Deposited Share certificate(s) transmitted by this Letter of Transmittal, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever. If any of the Deposited Shares transmitted by this Letter of Transmittal are held of record by two or more joint owners, all the owners must sign this Letter of Transmittal. If any transmitted Deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal (or other required forms) as there are different registrations or certificates. If this Letter of Transmittal or any certificates or powers are signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, those persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority to act should be submitted. If this Letter of Transmittal is signed by the registered owner(s) evidenced by the certificate(s) listed and submitted with this Letter of Transmittal, no endorsements of certificates or separate powers are required unless the cheque(s) are to be issued to a person other than the registered owner(s). Signatures on those certificate(s) or powers must be guaranteed in the manner specified in Instruction #1. If this Letter of Transmittal is signed by a person other than the registered owner(s) evidenced by certificate(s) listed and submitted by this Letter of Transmittal, the certificate(s) must be endorsed or accompanied by appropriate share transfer or stock transfer powers, in either case signed exactly as the name or names of the registered owner(s) appear on the certificate(s). Signatures on such certificate(s) or powers must be guaranteed in the manner specified in Instruction #1.

5.	Fiduciaries, Representations and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney are executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and, this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Either the Purchaser, CNOOC or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.	Payment and Delivery Instructions

The cheque representing the Consideration to be delivered in exchange for the Deposited Shares will be issued in the name of the person indicated in Box “A” and delivered to the address indicated in Box “C”. If the cheque representing the Consideration is to be held for pick-up at the offices of the Depositary, complete Box “B”. If Box “A” is not completed, the cheque representing the Consideration issued in exchange for the Deposited Shares will be issued in the name of the registered holder of the Deposited Shares as it appears on the register of Nexen maintained by the Transfer Agent.

If neither Box “B” nor Box “C” is completed, the cheque representing the Consideration issued in exchange for the Deposited Shares will be mailed to the address of the registered holder of the Deposited Shares as it appears on the register of Nexen maintained by the Transfer Agent. Any cheque mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.	Lost, Destroyed and Stolen Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with an affidavit describing the loss, to the Depositary. The Depositary and/or the registrar and transfer agent for the Common Shares will respond with the replacement requirements (which may include a bonding requirement) that must be properly completed and returned prior to effecting the exchange of Common Shares for the Consideration.

8.	Requests for Assistance

The Depositary or your securities broker, financial institution, trustee, custodian or other nominee can assist you in completing this Letter of Transmittal (see the back page of this Letter of Transmittal for addresses and telephone numbers of the Depositary).

9.	Correction of or Change in Name

For a correction of name or for a change in name which in either case does not involve a change in ownership, proceed as follows: (i) for a change of name by marriage, etc., the surrendered certificate(s) representing Deposited Shares should be endorsed, e.g., “Mary Doe, now by marriage Mrs. Mary Jones,” with the signature guaranteed by an Eligible Institution; and (ii) for a correction in name, the surrendered certificate(s) should be endorsed, e.g., “James E. Brown, incorrectly inscribed as J.E. Brown,” with the signature guaranteed by an Eligible Institution. See Instructions #1 and #4.

10.	Late Delivery

Common Shareholders must submit a properly completed Letter of Transmittal and certificate(s) on or before the second anniversary of the Effective Date to avoid losing their entitlement to the Consideration to be paid under the Arrangement.

11.	Return of Certificates

If the Arrangement does not proceed for any reason, any certificate(s) for Deposited Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Block “B” or Block “C”, as applicable or, failing such address being specified, to the Common Shareholder at the last address of the Common Shareholder as it appears on the register of Nexen maintained by the Transfer Agent.

12.	Miscellaneous

(a)	If Deposited Shares are registered in different forms (e.g. “Joe Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(b)
No alternative, conditional or contingent deposits will be accepted. All Common Shareholders by execution of this Letter of Transmittal waive any right to receive any notice of acceptance of Deposited Shares for payment.

(c)
Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at one of its offices at the addresses specified on the last page hereof. This Letter of Transmittal is also available on the SEDAR website at www.sedar.com under Nexen’s profile.

(d)	The Purchaser reserves the right, if it so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

13.	U.S. Federal Income Tax and Backup Withholding – Form W-9 Instructions

The following does not constitute a summary of the tax consequences of the Arrangement and Common Shareholders should review the discussion in the Circular under “Certain United States Federal Income Tax Considerations” and consult with their own tax advisors regarding the tax consequences of the Arrangement.

Each U.S. Shareholder is required to provide the Depositary with a correct Taxpayer Identification Number (“TIN”) on the Form W-9 which is provided above, and to certify whether such holder is subject to backup withholding of federal income tax. Failure to provide the information in the Form W-9 may subject a U.S. Shareholder to penalties imposed by the IRS and 28% federal income tax withholding on any consideration subject to tax due to such holder in connection with the Arrangement. Backup withholding is not an additional tax.  Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld.  If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the IRS, provided that the required information is furnished to the IRS.  The Depositary cannot refund amounts withheld by reason of backup withholding.  Failure to provide a correct TIN may result in additional fines.  More serious penalties may be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment.

You are a “U.S. person” if you are (a) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation (including an entity taxable as a corporation) or partnership created or organized in the United States or under the laws of the United States or any state or the District of Columbia; (c) an estate the income of which is subject to United States federal income tax regardless of its source; or (d) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Exempt holders are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN or Employer Identification Number in the Form W-9 and sign and date the form.

If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write “Applied For” in the space provided for the TIN in the Form W-9, and sign and date the Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If “Applied For” is written in the Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary may withhold 28% of all consideration due to such holder in connection with the Arrangement until a TIN is provided to the Depositary.

If the Form W-9 is not applicable to a holder because such holder is not a U.S. person, but such holder provides an address that is located within the United States, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury to avoid U.S. federal backup withholding. An appropriate IRS Form W-8 (W-8BEN, W-8ECI or other form) may be obtained at http://www.irs.gov.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR THE APPROPRIATE FORM W-8 MAY BE SUBJECT TO PENALTIES IMPOSED BY THE IRS AND BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS OR TRANSFERS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A CLAIM FOR REFUND WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

EACH HOLDER OF COMMON SHARES IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH A FORM W-9 OR THE APPROPRIATE FORM W-8 OR IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, U.S. SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH U.S. SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH U.S. SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH U.S. SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The Depositary is:

EQUITY FINANCIAL TRUST COMPANY

By Registered Mail, Mail, Hand or Courier

Toronto 200 University Avenue Suite 400 Toronto, Ontario M5H 4H1 Attention: Corporate Actions	Calgary 505 – 3rd Street SW Suite 850 Calgary, Alberta T2P 3E6 Attention: Corporate Actions

Inquiries

North American Toll Free:  1-866-393-4891
Telephone:  416-361-0152
Facsimile:  416-361-0470
E-Mail: corporateactions@equityfinancialtrust.com

Any questions and requests for assistance may be directed to the Depositary at the telephone numbers and locations set out above.